                                                                    Exhibit (e)

                    [Letterhead of Lazard Freres & Co. LLC]
                                                      June 17, 1999

The Board of Directors
Durakon Industries, Inc.
2101 N. Lapeer Road
Lapeer, MI 48446

Dear Members of the Board:

   We understand that Durakon Industries, Inc. (the "Company") and Littlejohn Partners IV, L.P. (the "Purchaser") have entered into an Agreement dated as of June 17, 1999 (the "Agreement"), pursuant to which a wholly-owned subsidiary of the Purchaser ("Merger Sub") will offer to acquire all of the outstanding common stock of the Company, without par value ("Common Stock"), in a tender offer at a price equal to $16.00 per share in cash (the "Offer"); the Agreement further provides that, following the consummation of the Offer, or in the event the conditions of the Offer (which conditions include, without limitation, the requirement that the number of shares tendered in the Offer, combined with shares, if any, already owned by Purchaser or any of its affiliates, exceeds 90% of the then outstanding shares of Common Stock) are not met (or waived) and the Offer is not consummated, Merger Sub will be merged (the "Merger") with and into the Company, with all shares of Common Stock (other than any shares held by the Purchaser or its affiliates) being converted into the right to receive $16.00 per share in cash (the Offer and the Merger collectively, or in the event the transaction is effected by the Merger without consummation of the Offer, the Merger, being referred to herein as the "Acquisition").

   You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of the Company (other than the Purchaser or its affiliates) ("Shareholders") of the consideration to be paid to such Shareholders in connection with the Acquisition. In connection with this opinion, we have:

  (i) Reviewed the financial terms and conditions of the Agreement;

  (ii) Analyzed certain historical business and financial information relating to the Company;

  (iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its business, as extrapolated, and, at your direction, alternative forecasts consistent with the expectations of the research analyst that covers the Company, as extrapolated, and discussed with the Board of Directors its views as to the likelihood of achieving each of the foregoing forecasts;

  (iv) Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company and its strategic objectives;

  (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable, in whole or in part, to the businesses of the Company;

  (vi) Reviewed the financial terms of certain business combinations involving companies in lines of businesses we believe to be generally comparable, in whole or in part, to those of the Company;

  (vii) Reviewed the historical stock prices and trading volumes of the Company's common stock; and

  (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

   We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts, at your direction, we have relied upon the two forecasts referred to above, although at your direction, we have relied principally on the projections consistent with the expectations of the research analyst that covers the Company, as extrapolated. With your consent, we have assumed that both of such projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the responsible party as to the future financial performance of the Company; and, we have assumed with your consent that the extrapolation in each case was reasonable. You have informed us that it is the Board of Directors' view that such forecasts consistent with the expectations of the research analyst that covers the Company, as extrapolated, reflect the best currently available estimates and judgments of the Board of Directors as to the future financial performance of the Company. We assume no responsibility for and express no view as to forecasts or the assumptions on which they are based.

   Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   In rendering our opinion, we have assumed that the Acquisition will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining the necessary regulatory approvals for the Acquisition will not have an adverse effect on the Company.

   Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Acquisition and will receive a fee for our services, all of which is contingent upon the consummation of the sale of the Company to the Purchaser.

   Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and this opinion does not constitute a recommendation to any Shareholder as to whether or not such Shareholder should tender its shares of Common Stock pursuant to the Offer or as to how such Shareholder should vote in connection with the Merger. It is understood that, except for inclusion in its entirety in a Schedule 14D-9 relating to the Offer and in a proxy or information statement of the Company relating to the Merger, this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

   Based on and subject to the foregoing, we are of the opinion that the consideration to be received by the Shareholders (other than the Purchaser or its affiliates) in the Acquisition is fair to such Shareholders from a financial point of view.

                                          Very truly yours,

                                          LAZARD FRERES & CO. LLC

                                          By /s/Jeffrey A. Golman
                                            ---------------------
                                             Jeffrey A. Golman
                                             Managing Director